INFRASTRUCTURE DEVELOPMENTS CORP.

13800 Coppermine Road, 2nd Floor
Herndon, Virginia 20171

(703) 574-3211

June 23, 2010

Yolanda Crittendon

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Business Services

100 F Street, NE

Washington, DC 20549-3561

Re:     Infrastructure Developments Corp. (formerly 1st Buy and Sell Ltd.)

     Form 10-K for the Fiscal Year Ended June 30, 2009

     Form 10-Q for the Fiscal Quarters Ended September 30, 2009, December 31, 2009, and March 31, 2010

     File No. 000-52936

Dear Ms. Crittendon:

Thank you for your comments dated June 11, 2010, in respect to certain filings for Infrastructure Developments Corp. (the “Company”), on Form 10-Q for the fiscal quarter March 31, 2010.

We do hereby submit this response letter and have also filed this response letter with the Securities and Exchange Commission electronically.

Please direct copies of all responses and any additional comments to the Company:

Infrastructure Developments Corp.

13800 Coppermine Road, 2nd Floor
Herndon, Virginia 20171

Attn: Mr. Thomas Morgan

Telephone: (703) 574-3211

Facsimile: (202) 403-3950

The following are our detailed responses to your comments.

Form 10-Q for the quarter ended March 31, 2010

Note 6 – Subsequent Events, page 10

1.     We note, on April 14, 2010, pursuant to a Share Exchange Agreement, the company acquired 100% of the outstanding shares of the common stock of Intelspec from the shareholders of Intelspec in exchange for 14,000,000 shares of its common stock. As a result, Intelspec will have a 70% ownership interest in the company. Explain to us how you plan to account for this transaction in your financial statements.

Response:

Since the shares issued in the acquisition to the shareholders of Intelspec represent control of the total shares of the Company’s common stock issued and outstanding immediately following the acquisition, Intelspec will be deemed for financial reporting purposes to have acquired the Company in a reverse acquisition. This business combination will be accounted for as a recapitalization of the Company giving effect to the acquisition of 100% of the outstanding common shares of Intelspec. The surviving entity will reflect the assets and liabilities of the Company and Intelspec at their historical book value. The issued common stock is that of the Company, the accumulated deficit will be that of Intelspec and the Company, and the statements of operations will be that of Intelspec for the years ended June 30, 2010 and 2009, plus that of the Company from April 14, 2010 through June 30, 2010.

Item 4 – Controls and procedures, page 17

Evaluation of Disclosure Controls and Procedures, page 17

2.     We note that the company’s management concluded, as of March 31, 2010, that the company’s disclosure controls and procedures were not effective. Your disclosure should also discuss the basis to support management’s conclusion. Please provide us with your proposed disclosure to discuss the reasoning why management deemed the company’s disclosure controls and procedures to be not effective.

Response:

Management’s conclusion that disclosure controls and procedures were not effective as of March 31, 2010 was due to the absence of an audit committee in the Company’s review process. We will disclose the basis upon which management reaches its conclusions in future reports to the extent that such disclosure is required by the Commission’s rules and regulations.

In connection with the Company’s response to these comments, we confirm the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filings please contact us.

Best regards,

/s/ Tom Morgan

Tom Morgan, chief executive officer, chief financial officer, principal accounting officer and director